UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.3)*

Yalla Group Limited
(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

98459U103
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98459U103
1	NAMES OF REPORTING PERSONS
Jolly Unique Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
27,272,727 ADS

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
27,272,727 ADS

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,272,727 ADS

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.29%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Calculated based on the number of Class A ordinary shares outstanding as of September 30, 2023, according to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 21, 2023. 1 American depositary share represents 1 class A ordinary share.

CUSIP NO. 98459U103
1	NAMES OF REPORTING PERSONS
Orchid Asia VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
25,363,636 ADS

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
25,363,636 ADS

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,363,636 ADS

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.87%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated based on the number of Class A ordinary shares outstanding as of September 30, 2023, according to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 21, 2023. 1 American depositary share represents 1 class A ordinary share.

CUSIP NO. 98459U103
1	NAMES OF REPORTING PERSONS
Orchid Asia VII Co-Investment, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,909,091 ADS

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,909,091 ADS

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,909,091 ADS

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.42%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Calculated based on the number of Class A ordinary shares outstanding as of September 30, 2023, according to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 21, 2023. 1 American depositary share represents 1 class A ordinary share.

CUSIP NO. 98459U103
1	NAMES OF REPORTING PERSONS
OAVII Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
25,363,636 ADS

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
25,363,636 ADS

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,363,636 ADS

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.87%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Calculated based on the number of Class A ordinary shares outstanding as of September 30, 2023, according to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 21, 2023. 1 American depositary share represents 1 class A ordinary share.

CUSIP NO. 98459U103
1	NAMES OF REPORTING PERSONS
Orchid Asia VII GP, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
25,363,636 ADS

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
25,363,636 ADS

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,363,636 ADS

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.87%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Calculated based on the number of Class A ordinary shares outstanding as of September 30, 2023, according to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 21, 2023. 1 American depositary share represents 1 class A ordinary share.

CUSIP NO. 98459U103
1	NAMES OF REPORTING PERSONS
Orchid Asia V Group Management, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
25,363,636 ADS

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
25,363,636 ADS

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,363,636 ADS

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.87%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Calculated based on the number of Class A ordinary shares outstanding as of September 30, 2023, according to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 21, 2023. 1 American depositary share represents 1 class A ordinary share.

CUSIP NO. 98459U103
1	NAMES OF REPORTING PERSONS
Orchid Asia V Group, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
25,363,636 ADS

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
25,363,636 ADS

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,363,636 ADS

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.87%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Calculated based on the number of Class A ordinary shares outstanding as of September 30, 2023, according to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 21, 2023. 1 American depositary share represents 1 class A ordinary share.

CUSIP NO. 98459U103
1	NAMES OF REPORTING PERSONS
AREO Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
27,272,727 ADS

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
27,272,727 ADS

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,272,727 ADS

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.29%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Calculated based on the number of Class A ordinary shares outstanding as of September 30, 2023, according to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 21, 2023. 1 American depositary share represents 1 class A ordinary share.

CUSIP NO. 98459U103
1	NAMES OF REPORTING PERSONS
Ms. Lam Lai Ming

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
27,272,727 ADS

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
27,272,727 ADS

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,272,727 ADS

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.29%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Calculated based on the number of Class A ordinary shares outstanding as of September 30, 2023, according to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 21, 2023. 1 American depositary share represents 1 class A ordinary share.

Item 1(a)	Name of Issuer:

 Yalla Group Limited

Item 1(b)	Address of issuer's principal executive offices:

 #238, Building 16, Dubai Internet City, Dubai, United Arab Emirates

Item 2(a)	Name of Person Filing:

 This Schedule 13G (the "Schedule 13G") is being jointly filed by the following persons (collectively, the "Reporting Persons" and each a "Reporting Person"):
(i) Jolly Unique Limited;
(ii) Orchid Asia VII, L.P.;
(iii) Orchid Asia VII Co-Investment, Limited;
(iv) OAVII Holdings, L.P.;
(v) Orchid Asia VII GP, Limited;
(vi) Orchid Asia V Group Management, Limited;
(vii) Orchid Asia V Group, Limited;
(viii) AREO Holdings Limited; and
(ix) Ms. Lam Lai Ming

Item 2(b)	Address of principal business office or, if none, residence:

The address of principal business office of Jolly Unique Limited and AREO Holdings Limited is:
c/o Vistra Corporate Services Centre Wickhams Cay II, Road Town Tortola, VG 1110, British Virgin Islands

The address of principal business office of Orchid Asia VII, L.P., OAVII Holdings, L.P., Orchid Asia VII GP, Limited, Orchid Asia V Group Management, Limited, Orchid Asia V Group, Limited is:
c/o Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

The address of principal business office of Orchid Asia VII Co-Investment, Limited is:
c/o Vistra (Cayman) Limited, P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands

The address of principal business office of Ms. Lam Lai Ming is:
c/o Suite 6812-13, 68th Floor, The Center, 99 Queen's Road Central, Central, Hong Kong.

Item 2(c)	Citizenship:

 The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person's cover page.

Item 2(d)	Title of class of securities:

 Class A Ordinary Shares, par value US$0.0001 per share

Item 2(e)	CUSIP No.:

 98459U103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership
The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

 Please see Exhibit B

Item 8.	Identification and Classification of Members of the Group.

 Not applicable.

Item 9.	Notice of Dissolution of Group.

 Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2024

Jolly Unique Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VII, L.P

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VII Co-Investment, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

OAVII Holdings, L.P.

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VII GP, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Group Management, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Group, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

AREO Holdings Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Lam Lai Ming
/s/ Lam Lai Ming

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Ordinary Shares, par value $0.0001 per share, of Yalla Group Limited and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of January 25, 2024.

Dated: January 25, 2024

Jolly Unique Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VII, L.P

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VII Co-Investment, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

OAVII Holdings, L.P.

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VII GP, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Group Management, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Group, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

AREO Holdings Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Lam Lai Ming
/s/ Lam Lai Ming

EXHIBIT B

Jolly Unique Limited, Orchid Asia VII, L.P. and Orchid Asia VII Co-Investment, Limited are part of Orchid Asia V Group, Limited, an investment complex that focuses on companies in Asia and China in particular.

Orchid Asia VII, L.P. and Orchid Asia VII- Co Investment, Limited are the immediate shareholders of Jolly Unique Limited.

OAVII Holdings, L.P. is the general partner of Orchid Asia VII, L.P. Orchid Asia VII GP, Limited is the general partner of OAVII Holdings, L.P. which is in turned a wholly owned subsidiary of Orchid Asia V Group Management, Limited.

Orchid Asia V Group Management Ltd. is a wholly-owned subsidiary of Orchid Asia V Group, Limited and is also the investment manager of Orchid Asia VII, L.P.

Orchid Asia V Group, Limited is a wholly-owned subsidiary of AREO Holdings Limited. AREO Holdings Limited is wholly-owned by Ms. Lam Lai Ming.

AREO Holdings Limited is also the controlling shareholder of Orchid Asia VII Co-Investment, Limited.